COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Exhibit 12

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except ratios)	2013	2012	2013	2012

Earnings:
Pre-tax income(a):	$2,952	$1,998	$5,235	$4,441
Add — Fixed charges	1,122	1,150	2,236	2,279

Adjusted Pre-tax income	$4,074	$3,148	$7,471	$6,720

Fixed charges:
Interest expense	$836	$889	$1,734	$1,799
Portion of rent expense representing interest	34	26	68	66
Interest credited to policy and contract holders	252	235	434	414

Total fixed charges	$1,122	$1,150	$2,236	$2,279

Total fixed charges, excluding interest credited to
policy and contract holders	$870	$915	$1,802	$1,865

Ratio of earnings to fixed charges	3.63	2.74	3.34	2.95

Ratio of earnings to fixed charges, excluding interest
credited to policy and contract holders(b):	4.68	3.44	4.15	3.60

(a)  From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest.

(b)  The Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders, removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest amounts are also removed from earnings used in this calculation. GICs and GIAs are entered into by our subsidiaries. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. When these investments yield rates are greater than the rates on the related policyholders obligation or contract, a profit is earned from the spread.

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